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                          Lincoln Benefit Life Company

                                Lincoln, Nebraska

March 27, 2012

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:  Acceleration Request

     Registration Statement on Form S-1

     Registration No. 333-

     Registrant: Lincoln Benefit Life Company

     Principal Underwriter: Allstate Distributors, LLC

Members of the Commission:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, acceleration of the above-referenced Registration Statement on Form S-1 is hereby requested to May 1, 2012.

Please direct any questions or comments to Jan Fischer-Wade at 402-328-5708. Thank you.

Very truly yours,

LINCOLN BENEFIT LIFE COMPANY


/s/ Susan L. Lees
------------------------------
Susan L. Lees
Senior Vice President, General Counsel
and Secretary


ALLSTATE DISTRIBUTORS, LLC


/s/ Susan L. Lees
------------------------------
Susan L. Lees
Secretary

Enclosure